United States securities and exchange commission logo





                            November 21, 2022

       Kimball Carr
       Chief Executive Officer
       Inspire Veterinary Partners, Inc.
       780 Lynnhaven Parkway
       Suite 400
       Virginia Beach, VA 23452

                                                        Re: Inspire Veterinary
Partners, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
25, 2022
                                                            CIK No.: 0001939365

       Dear Kimball Carr:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your statement that you have applied to list your Class A common stock on the
                                                        Nasdaq Capital Market.
Revise your cover page to disclose whether your offering and the secondary offering are
contingent upon final approval of your NASDAQ listing. Please ensure the disclosure
is consistent with your underwriting agreement.
   2. We refer to your statement here that you are assuming a public offering price, and your disclosure on page 9,
which indicates that the number of shares of Class A common stock being offered here is
dependent on the offering price. Please ensure that you revise your
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany 21,
November   NameInspire
               2022      Veterinary Partners, Inc.
November
Page  2    21, 2022 Page 2
FirstName LastName
         disclosures to provide a firm number of shares offered hereunder prior to seeking effectiveness of your registration statement. Refer to Item 501(b)(3) of Regulation S-K.
3. We note that this prospectus relates to both a primary offering and a secondary offering.
         Please revise your cover page to clearly highlight at the top that there are two different offerings and the amounts of each offering. Also revise to state on the cover that the secondary offering will not commence until after the closing of your initial public offering, as you state on page 32, and to discuss the duration of the secondary offering.
         Please also state the selling shareholders' net proceeds. Refer to
Item 501(b)(3) of
         Regulation S-K. In addition, given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the price in your primary offering.
Prospectus Summary, page 1

4. Balance your disclosures in the Summary with information regarding your net losses and accumulated deficit.
The Offering, page 8

5. Please also revise your disclosure on page 9 to clarify if the information in the prospectus reflects a conversion of the Bridge Note, which you state on page 44 is convertible at the time of your IPO.
Our business may be harmed if our computer network. . ., page 19

6. Please expand this risk factor to discuss risks arising from your provision of tele-
         veterinarian offerings and other digital services. In this regard, we refer to your statements about such offerings on pages 16 and 21.
Various government regulations could limit. . ., page 20

7. We refer to the last two paragraphs in this risk factor. Please expand your disclosures to identify the applicable states in which you currently have operations that have these types of regulations.
Our board of directors may authorize and issue shares of new classes of stock. .. ., page 23

8. Please revise the heading of this risk factor to reference the existence of the Class B common stock and expand the risk factor to explain the additional rights that it grants to holders. Explain the other risks resulting from the higher number of votes held by Class B shareholders, and state the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval. Also, state here and on the cover the total number of shares of Class B stock that are outstanding and that are underlying convertible securities. In this regard, we note that you have issued securities convertible into Class B common stock. If the company will be a "controlled" company following the initial public offering, revise to provide appropriate
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany 21,
November   NameInspire
               2022      Veterinary Partners, Inc.
November
Page  3    21, 2022 Page 3
FirstName LastName
         disclosures.
The sale or availability for sale of substantial amounts of our Class A common stock. . ., page 24

9. Please expand this risk factor to discuss the secondary offering, including a discussion of your affiliates who are participating in the secondary offering. Cautionary Statement Regarding Forward-Looking Statements, page 27

10. We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please revise to make it clear that the safe harbor does not apply to this offering or delete all such statements.
Selling Stockholders, page 31

11. Certain of your selling stockholders appear to be underwriters. We note that Dragon
         Dynamic Catalytic Bridge SAC Fund and Target Capital 1 LLC are affiliates of the underwriter. Please revise your disclosures as appropriate to identify these entities as underwriters, including on the prospectus cover page, and to state that such selling stockholders must offer and sell their shares for a fixed price for the duration of the offering and disclose such fixed price. In addition, you state that your selling stockholders may sell securities through underwriters. Please revise your disclosures as appropriate to disclose the required information set forth in Item 508 for such underwriters.
12. We refer to your disclosure on page 32 that the selling stockholders may engage in short sales. Please tell us whether any of the selling stockholders have any open short positions.
         Also please explain the selling stockholders' ability to engage in short sales under
         Regulation M, and add disclosure, including a risk factor, disclosing the effects of short selling on the price of your shares.
13. We refer to your statement on page 72 that your officers, directors, and 5% or more shareholders have agreed to enter into lock-up agreements. Please revise your disclosures as appropriate to clarify how these lock-up agreements affect the secondary offering, to the extent applicable.
Use of Proceeds, page 33

14. We refer to your disclosure that you plan for additional acquisitions, and that at least five additional locations are under contract. Please identify these businesses that are under contract and the purchase prices of these businesses. If any material amounts of other funds are necessary to accomplish your specified purposes, state the amounts of such other funds needed for each such specified purpose and the sources thereof. Refer to
         Instructions 3 and 6 of Item 504 of Regulation S-K.
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany 21,
November   NameInspire
               2022      Veterinary Partners, Inc.
November
Page  4    21, 2022 Page 4
FirstName LastName
Summary of Results of Operations, page 40

15. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the general and administrative expenses line item. It appears cost of cost of goods sold does not include any depreciation or amortization expense. Please tell us how your presentation complies with SAB Topic
         11.B.
16. Please quantify in the filing the extent to which the 2021-2022 revenue variance was impacted by acquisitions. Also, please quantify your product sales revenue and your service revenue, and also quantify the corresponding cost of sales for each revenue source.
         Any material changes in gross margin should also be explained. See the guidance in Item
         303 of Regulation S-K.
Intangible Assets, page 51

17. In 2021 and 2022 you have consummated multiple acquisitions of veterinary clinics and recognized $4.8 million of goodwill but only $830,000 of customer list/relationship intangible assets. It is not clear why a larger amount of purchase price has not been allocated to the customer relationship intangible given your disclosures on page 4 that your acquisition targets are expected to generate growth in their operations. Please disclose in the filing the method that you primarily use to measure the fair value of acquired customer relationships and explain to readers the material acquired customer cash flow retention and growth rate assumptions you have historically used and how these assumptions resulted in such a disproportionate amount of goodwill being recognized in your financial statements. The expanded disclosure should enable a reader to understand why such a relatively small valuation was allocated to the customer relationship intangible asset in light of the substantial increases in revenues that have been generated by the corresponding acquisitions. Compliance with ASC 805-20-55 should be clearly evident.
Our Business, page 51

18. You state that you use a "national consultancy model." Please expand your disclosures to describe this model and to clarify how your business uses this model. Revise to explain how IVP Practice Holding Co. LLC and IVP Real Estate Holding Co. LLC work with the practices they own, including whether they provide any management services to those entities. Discuss how your structure complies with various state regulations that prohibit non-licensed veterinary persons from owning or operating veterinary clinics in certain states. Discuss which acquisitions, if any, were "in-fill" purchases, which you reference on page 4, and explain the meaning of this term. Also explain how you work with Blue
         Heron Consulting. We note that you refer to them as your "partner firm" on page 5.
         Disclose whether you have any agreements with Blue Heron Consulting, and if you do, please revise to provide the material terms of such agreement(s), and file such agreement as an exhibit.
 Kimball Carr
Inspire Veterinary Partners, Inc.
November 21, 2022
Page 5
19. We refer to your statement on page 16 that you are expanding your services and building out your "digital and data capabilities," and your reference on page 21 to your "provision of veterinary services through tele-veterinarian offerings." Please expand your disclosures to discuss these offerings, including applicable regulations. Government Regulation, page 56

20. We note your statement on page 56 that you are providing "[e]xamples" of regulations applicable to you. Please revise to discuss the effect of all existing or probable regulations on your business, to the extent material. For example, we refer to your statement that
         Texas has a regulation prohibiting non-licensed veterinary persons from owning or operating veterinary clinics in Texas. Please revise to describe similar laws or regulations in other states in which you operate, or advise. Additional examples include whether there are material state laws applicable to you governing the dispensing of prescription pet medications by your veterinarians, or licensing requirements applicable to your veterinarians.
Management and Board of Directors, page 59

21. Please revise the information regarding your officers and directors to align with the disclosure referenced in Item 401 of Regulation S-K.
Executive and Director Compensation, page 65

22. Please expand your description of your agreement with Kimball Carr to describe all material terms of such agreement, including a description of how the salary is determined based on your revenue and the incentive plan. Refer to Item 402(o) of Regulation S-K.
         Revise to clarify how Mr. Keiser is paid for his services. Change-in-Control Agreements, page 68

23. We refer to your disclosure that you have not entered into any change-in-control agreements with any of your officers. However, it appears that your agreement with Mr.
         Carr has change-in-control and severance provisions. Revise to provide the disclosure referenced in Item 402(q) of Regulation S-K.
Certain Relationships and Related Transactions, page 69
FirstName LastNameKimball Carr
24. Please revise to provide the information required by Item 404 of Regulation S-K. We
Comapany
       note,NameInspire
              for example,Veterinary  Partners,
                            that you have       Inc.
                                          an arrangement with Blue Heron
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 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany 21,
November   NameInspire
               2022      Veterinary Partners, Inc.
November
Page  6    21, 2022 Page 6
FirstName LastName
Description of Capital Stock , page 69

25. Please revise to describe how shareholder's rights may be modified. Description of Capital Stock, page 69

26. We note that Section XI of your current bylaws state that disputes concerning the corporation or based on or relating to the "Stockholder Agreement" will be submitted to mediation. However, it does not appear that there is a stockholder agreement contemplated as part of this offering. Please explain the scope of this provision, and whether it is intended to apply to claims made under the federal securities laws, and revise your disclosures as appropriate to discuss the stockholder agreement, including appropriate risk factors and file the agreement as an exhibit. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We also note that your bylaws continue to refer to
         Delaware. To the extent you intend to enter into amended and restated bylaws, please revise your disclosures accordingly and update your exhibit index. Underwriting
Lock-Up Agreements, page 78

27. We refer to your discussion in this section that you have agreed to a lockup period of six months. However, your disclosure on page 72 indicates that the lockup period is only for three months. Please revise to reconcile your disclosures. Financial Statements, page F-1

28. We note that you were incorporated in 2020 and began acquiring hospitals in 2021 which were accounted for as business acquisitions under ASC 805. You acquired eight hospitals during the year ended December 31, 2021 and the six month period ended June 30, 2022.
         Prior to these acquisitions, you had no operations. In this regard, please address the following:
             Given your lack of operations prior to these acquisitions, please tell us what consideration you gave as to whether you had a predecessor, as defined in Rule 405 of Regulation C, and whether predecessor audited financial statements required by
              Rule 8-04 of Regulation S-X should be provided; and
             Please tell us what consideration you gave to providing financial statements of businesses acquired and for probable acquisitions (page 33) pursuant to Rule 8-04 of
              Regulation S-X and corresponding pro forma financial information pursuant to
              Article 11 of Regulation S-X. In this regard, please provide us with your significance test calculations for each acquisition.
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany 21,
November   NameInspire
               2022      Veterinary Partners, Inc.
November
Page  7    21, 2022 Page 7
FirstName LastName
Consolidated Statements of Cash Flows, page F-7

29. It is not clear why you are presenting acquisition of goodwill rather than payments for acquisition of business combination in your statements of cash flows. Refer to ASC 230-
         10-45-13. Please advise or revise as necessary.
Note 2. Significant Accounting Policies and Basis of Presentation, page F-9

30. We note your disclosures on page 70 regarding the Target Capital and Dragon Capital warrants issued. Please disclose how you account for these warrants including your consideration of ASC 815-40.
31. Please disclose how you determined that you operate in one reportable segment. Based on your business description, it is not clear whether your product sales and services businesses are separate segments. Compliance with the accounting and disclosure requirements of ASC 280 should be clearly evident.
Revenue Recognition, page F-12

32. Please provide the disaggregated revenues disclosures required by ASC 606-10-50-5 through 50-7. Please also refer to the guidance in ASC 606-10-55-89 through 55-91 when considering the appropriate categories for disaggregation.
Basic and Diluted Net Loss Per Share, page F-14

33. Your disclosures elsewhere including on page F-70, indicate that the only differences between the Class A and Class B shares are related to voting and conversion rights. In this regard, please help us understand how you determined the loss per share amounts pursuant to ASC 260, including how you determined how much of the net loss should be allocated to each class. Please also disclose securities that could potentially dilute basic
         EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Refer to ASC 260-10-50-1.
Note 7. Stockholders Equity, page F-53

34.      We note that your shareholders approved the Company   s 2022 Equity
Incentive Plan
         effective October 18, 2022. The Plan provides for the award of stock options (incentive and non-qualified), stock awards and stock appreciation rights to officers, directors, employees and consultants who provide services to the Company. In addition we note that there have been issuances of common stock for services. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
 Kimball Carr
Inspire Veterinary Partners, Inc.
November 21, 2022
Page 8
Item 15. Recent Sales of Unregistered Securities, page II-2

35. Revise to provide the information referenced by Item 15 of Form S-1 and Regulation 701 of Regulation S-K. You should provide the requested information for all securities sold by you within the past three years which were not registered under the Securities Act, including securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities. Exhibits

36. Please revise your exhibit index to indicate other exhibits to be filed, and file such exhibits in future amendments. We note, for example, that you refer to the filing of an amended and restated certificate of incorporation, which is not reflected in your exhibit index. We also note that there are references to real estate leases for various facilities that are not included. For your form of Asset Purchase Agreement, please re-file to include Exhibit
       2.1(b)(ii) or clarify if such exhibit is represented by the form of convertible note you have filed as Exhibit 10.6. If there is a purchase agreement for Pony Express Veterinary
       Hospital and it differs from the form agreements filed as exhibits, please also file the agreement as a separate exhibit. Refer to Item 601 of Regulation S-K. General

37. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Sean Healy at 202-551-5586 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

FirstName LastNameKimball Carr                                Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameInspire Veterinary Partners, Inc.
                                                              Services
November 21, 2022 Page 8
cc:       Joe Laxague, Esq.
FirstName LastName